January 31, 2012

Less Bad News = Higher Market

Dear Shareholders,

The imminent demise of the Euro currency, and by implication the European Union of nations, has been delayed. Not because they have solved their debt problem, but because they have moved from quarreling to actually developing a plan. Their plan is similar to that used by the U.S. and Japan. To solve their debt problem they will issue more debt. Now if that seems like a strange way to solve debt problems, that's because it is. The political realities are that the politicians in Europe, Japan, and the U.S. can't make the hard decisions; they take the easy way out and issue more debt (printing money) to pay the bills.

So how does this affect us as investors? As a hedge, we have 20% of our Growth & Income portfolio in precious metal stocks (gold & silver).
Every paper currency in the history of nations has eventually failed because the political power cannot resist the temptation to "just print more" to pay the bills, thus rendering their currency worthless. Gold and silver, however, have a 5,000 year history as an alternative currency.
We are off to a good start in 2012 with the Growth & Income Fund up 10% for the month of January. This compares with the S&P 500 up 4.6%.

Interest Rates/Income Fund

For several years we have invested the Income Fund with the idea that the Federal Reserve would manipulate interest rates keeping the rates lower for longer than most people had anticipated. That was again confirmed last week when Ben Bernanke, Chairman of the Federal Reserve, confirmed the Fed would keep rates artificially low. The sad thing is that their policy of artificially low rates hurts you as savers and investors, but is to the benefit of the bankers. In this environment our Income Fund has been able to earn a return of 1.1% for the first month of 2012. That compares with the Lipper Short-Term and Intermediate-Term bond indices up 0.9% and 1.5% respectively.

1099's

This is the time of year we are looking in the mailbox for all those 1099 forms required to file your taxes. A few years back the government kept requiring more and more information to be included in the 1099's so they pushed back the required mailing date to February 15th. I'm told by our transfer agent that the 1099's for the Elite Funds should be mailed any day.

As always, feel free to give me a call if you have any questions or concerns.

Warm Regards,

Dick McCormick

NAV Value as of 1/31/12

Elite Income Fund: $10.47

Growth & Income: $14.75